Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table reflects the computation of the ratio of earnings to fixed charges and preference dividends for the periods presented (in thousands):

	Year ended September 30,					Six Months Ended March 31,
	2007	2008	2009	2010	2011	2012
Earnings:
Loss from operations before income taxes	$(22,423)	$(44,344)	$(42,933)	$(38,394)	$(10,551)	$(8,805)
Add:
Interest portion of rental expense (1)	64	126	195	206	209	107

Total Earnings	$(22,359)	$(44,218)	$(42,738)	$(38,188)	$(10,342)	$(8,698)

Fixed Charges and Preference Dividends:
Interest portion of rental expense (1)	$64	$126	$195	$206	$209	$107
Preference dividend	—	—	—	—	—	—

Total fixed charges	$64	$126	$195	$206	$209	$107

Ratio of earnings to fixed charges and preference dividends	—	—	—	—	—	—

Coverage deficiency (2)	$(22,423)	$(44,344)	$(42,933)	$(38,394)	$(10,551)	$(8,805)

(1) Computation of Interest Factor of Rental Expense:
Operating rental expense	$194	$383	$591	$624	$633	$325
Interest factor (*)	33%	33%	33%	33%	33%	33%

Total	$64	$126	$195	$206	$209	$107

(*) Calculated as 33% of rent expense, which is a reasonable approximation of the interest factor.

(2)	In each of the years presented, we incurred losses from operations and as a result our earnings were insufficient to cover our fixed charges. The amount shown represents the amount of the coverage deficiency in each such period.